EXHIBIT (a)(1)(xii)

Sirona Stock Option Exchange Program

Election Confirmation Form

Employee or Consultant Name:
Employee/Consultant ID:

You recently elected to participate in the Sirona Stock Option Exchange Program. The table below shows your eligible option grants that were submitted for exchange and the replacement options that were granted in their place. Replacement option grant documents will be sent to you in a separate mailing.

If you have any questions, please contact us at (718) 482-2285.

Eligible Options				Replacement Options
Option Grant Dates	Shares Subject to Option Grant	Exercise Price (per share)	Exchange Ratio	Option Grant Date	Shares Subject to Replacement Option	Exercise Price (per share)